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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  )*

COMMUNITY CAPITAL BANCSHARES, INC.
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
203 634 100
(CUSIP Number)
David M.W. Harvey
Hot Creek Capital, L.L.C.
6900 South McCarran Boulevard, Suite 3040
Reno, Nevada 89509
(775) 823-5233
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 25, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	203 634 100	Page	2	of	10 Pages

1	NAMES OF REPORTING PERSONS: Hot Creek Capital, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Nevada

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		296,900

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		296,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	296,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.91%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	203 634 100	Page	3	of	10 Pages

1	NAMES OF REPORTING PERSONS: Hot Creek Investors, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Nevada

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		296,900

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		296,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	296,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.91%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	203 634 100	Page	4	of	10 Pages

1	NAMES OF REPORTING PERSONS: David M.W. Harvey

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		296,900

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		296,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	296,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.91%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	203 634 100	Page	5	of	10 Pages
Item 1. Security and Issuer
     The class of equity securities to which this Statement relates is the Common Stock, par value $1.00 per share, (“Stock”) of Community Capital Bancshares, Inc., a Georgia corporation (the “Company”). The principal executive offices of the Company are located at 2815 Meredyth Drive, Albany, Georgia 31707.
Item 2. Identity and Background
     (a) This Schedule 13D/A is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”): (i) Hot Creek Capital L.L.C. (the “General Partner”), (ii) Hot Creek Investors, L.P. (“Investors”) and (iii) David M. W. Harvey, the managing member of the General Partner ((i), (ii) and (iii) being collectively, the “Filing Persons”). The Stock which is the subject of this Schedule 13D/A is held by Investors. The other Filing Persons are joining in this Schedule 13D/A because they exercise voting and investment power over the Stock held by Investors. The Filing Persons have entered into a Joint Filing Agreement, dated as of August 25, 2006, a copy of which is filed with this Schedule 13D/A as Exhibit A, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
     (b) The residence or business address of each of the Filing Persons is:
6900 South McCarran Boulevard, Suite 3040
Reno, Nevada 89509
     (c) Investors is a Nevada limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial services providers. The General Partner, a Nevada limited liability company, is the general partner of Investors. The General Partner is charged with management of the day-to-day affairs of Investors and other related investment partnerships. The managing member of the General Partner is David M. W. Harvey and that is Mr. Harvey’s principal occupation. Each of the Filing Persons conducts their business from 6900 South McCarran Boulevard, Suite 3040, Reno, Nevada, 89509.
     (d) and (e) During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any such persons been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.
     (f) Investors and the General Partner are organized under the laws of the state of Nevada. David M. W. Harvey is a citizen of the U.S.A.

CUSIP No.	203 634 100	Page	6	of	10 Pages
Item 3. Source and Amount of Funds or Other Consideration
     All of the 296,900 shares of Stock beneficially owned by the Filing Persons is held by Investors. The amount of funds expended by Investors to acquire such 296,900 shares of Stock is $3,076,712. No borrowed funds were used to purchase such Stock. The source of the funds used by Investors to purchase such Stock was working capital.
     All or part of the shares of Stock owned by the Filing Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to the Filing Persons. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing no Filing Person has margin or other loans outstanding secured by Stock.
Item 4. Purpose of Transaction
     The purpose of the acquisition of the shares of Stock by the Filing Persons is to profit from appreciation in the market price of the Common Stock through the assertion of shareholder rights and influencing the policies of the Company.
     The Filing Persons believe the Company’s Stock is undervalued relative to its underlying franchise value due in part to (1) a failure to manage the company to the satisfaction of regulatory authorities, (2) a history of below average returns on equity, and (3) the failure to materially increase tangible book value per share over the last year and a half. Additionally, the Filing Persons believe the current management team may lack a sense of urgency with respect to addressing the aforementioned items.
     The Filing Persons do not presently intend to make further purchases or sales of shares of Stock, but may at any time purchase shares or dispose of any or all the shares of Stock held by them. To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Filing Persons have such a purpose. Except as noted in this Schedule 13D/A, no Filing Person has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D/A. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

CUSIP No.	203 634 100	Page	7	of	10 Pages
Item 5. Interest in Securities of the Company
     The percentages used in this Schedule 13D/A are calculated based upon the number of outstanding shares of Stock, 2,915,944 reported as the number of outstanding shares as of August 8, 2006 on the Company’s Form 10-Q filed on August 14, 2006.
     The Filing Persons’ transactions in the Stock within the past 60 days are as follows:
(A) Investors
(a)-(b)	See cover page.

(c)	Investors made the following purchases of Common Stock in the past 60 days:

Date	Number of Shares	Buy/Sell	Price Per Share ($)	Total ($)
7/26/06	1,100	Buy	10.2500	11,275
8/09/06	1,800	Buy	10.2500	18,450
8/25/06	64,000	Buy	10.7000	684,800

(d)	Because he is the Managing Member of the General Partner, the general partner of Investors, Mr. Harvey has the power to direct the affairs of Investors, including the voting and disposition of shares of Stock held in the name of Investors. Therefore, Mr. Harvey is deemed to share voting and disposition power with Investors with regard to those shares of Common Stock.
(B) General Partner
(a)-(b)	See cover page.

(c)	General Partner has made no purchases or sales of Stock directly.

(d)	General Partner is the general partner of Investors. Because he is the Managing Member of General Partner, Mr. Harvey has the power to direct the affairs of General Partner. Therefore, General Partner may be deemed to share with Mr. Harvey voting and disposition power with regard to the shares of Stock held by Investors.
(C) Mr. David M. W. Harvey
(a)-(b)	See cover page.

(c)	Mr. Harvey made no purchases or sales of Stock directly.

CUSIP No.	203 634 100	Page	8	of	10 Pages
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.
     Except with respect to the Joint Filing Agreement filed as Exhibit A to this filing, neither of Investors, the General Partner, or Mr. Harvey has any contract, arrangement, understanding, or relationship (legal or otherwise) between or among themselves and any person with respect to securities of the Company, including but not limited to transfer or voting of any of the Stock that is the subject of this Schedule 13D/A, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits

Exhibit	Description
A	Joint Filing Agreement.

CUSIP No.	203 634 100	Page	9	of	10 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 25, 2006

HOT CREEK CAPITAL, L.LC.
By:	/s/ David M.W. Harvey
Managing Member

HOT CREEK INVESTORS, L.P.
By:	HOT CREEK CAPITAL, L.L.C.
General Partner
By:	/s/ David M.W. Harvey
Managing Member
/s/ David M.W. Harvey
David M.W. Harvey

CUSIP No.	203 634 100	Page	10	of	10 Pages
EXHIBIT A
JOINT FILING AGREEMENT
     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D/A to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.
Date: August 25, 2006

HOT CREEK CAPITAL, L.LC.
By:	/s/ David M.W. Harvey
Managing Member

HOT CREEK INVESTORS, L.P.
By:	HOT CREEK CAPITAL, L.L.C.
General Partner
By:	/s/ David M.W. Harvey
Managing Member
/s/ David M.W. Harvey
David M.W. Harvey